[IMSI Letterhead]

January 6, 2006

VIA FACSIMILE

Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
Washington, DC 20549
(202) 772-9210

Re:	International Microcomputer Software, Inc.
Registration Statement on Form S-4
Filed December 16, 2005
File No. 333-130407
**Application for Withdrawal of Registration Statement Pursuant to Rule 477**

Dear Mr. Shuman,

On behalf of registrant International Microcomputer Software, Inc. ("Registrant"), I, as attorney-in-fact under the above referenced Registration Statement on Form S-4 (the "IMSI Registration Statement") filed in connection with Registrant's proposed reincorporation in Delaware, hereby request that the IMSI Registration Statement be withdrawn, effective immediately, pursuant to Rules 477 and 478 of the Securities Act of 1933, as amended.

No securities were sold in connection with the offering. It is Registrant's intent to cause Broadcaster, Inc., its wholly owned Delaware subsidiary ("Broadcaster"), to file a substantially similar Registration Statement on Form S-4 for the issuance of Broadcaster shares in connection with Registrant's reincorporation in Delaware through a merger with Broadcaster. A courtesy copy of Broadcaster's Registration Statement on Form S-4 will be delivered to you when filed.

Sincerely,

/s/ Robert O'Callahan

Robert O'Callahan
Chief Financial Officer

cc:	Martin Wade, Chief Executive Officer, IMSI
Hugh Fuller, Securities and Exchange Commission (202) 772-9210